Exhibit 99.1

Foresight Moves to Serial Production with $10.5 Million Potential Revenue Pipeline in Japan for ADAS Systems

Revenues are based on a software license model with a high gross margin yield

NESS ZIONA, Israel, May 20, 2026- Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in 3D perception systems, today announced the signing of a Final Development and Commercialization Agreement with a Japanese in-vehicle AI device manufacturer (the “Manufacturer”) and Cornes Technologies Limited (“Cornes”) for the integration and deployment of Foresight’s proprietary ScaleCam™ stereoscopic 3D perception software into the Manufacturer’s flagship in-vehicle AI systems (the “Agreement”).

The Agreement, which includes a design freeze and transfer to production phase, paving the way to serial production in early 2027, is expected to generate a potential revenue, based on a software licensing model, of up to approximately $10.5 million for Foresight between 2027 and 2030. This opportunity is driven by the Manufacturer’s forecasted demand of approximately 400,000 units under the agreed volume-based recurring licensing model.

Under the Agreement, Foresight will supply its ScaleCam™ 3D perception software package - delivering high-resolution depth maps, dense point clouds, and industry-leading all obstacle detection with near-zero false alerts - optimized for the Manufacturer’s designated hardware and customized stereo cameras.

The Manufacturer’s system is a retrofit in-vehicle AI solution offering ADAS, navigation, conversational AI, entertainment, and emergency response capabilities. It targets mainly fleets and consumers’ markets in Japan, evolving through deep learning based on real-world driving data.

In parallel to addressing fleets and consumer markets, the parties are also targeting to integrate the joint solution with leading OEM’s, initially in Japan and then to global vehicle OEM’s and Tier 1’s. This Go to Market Strategy is expected to yield additional significant sales and revenue at a high production volume run rate.

Haim Siboni, CEO of Foresight, commented: “This Agreement marks a significant milestone as we transition Foresight’s proven 3D stereo vision software into a serial finished goods production in the Japanese market. By collaborating with the Manufacturer and Cornes, we are embedding our ScaleCam™ solution into an innovative AI platform that enhances road safety and driver assistance. We are excited to cooperate with the Manufacturer’s commercialization roadmap and deliver recurring revenue through software licensing. According to our agreed roadmap, we believe initial revenue are expected at the beginning of 2027.”

The Agreement supports Foresight’s strategy to expand its footprint in the Global automotive AI market through software licensing collaborations that leverage its core stereovision IP for retrofit and OEM-adjacent applications.

Recently, the Company announced that it has entered into a non-binding term sheet with VisionWave Holdings, Inc. (Nasdaq: VWAV) (“VisionWave”) for a strategic investment and technology integration. Under the proposed transaction, VisionWave will acquire up to 51% (not less than 45%) of Foresight in staged closings, in exchange for approximately $17.5 million in VisionWave common stock. The collaboration will combine Foresight’s advanced stereo vision, thermal imaging, and 3D perception technologies with VisionWave’s RF sensing and AI video intelligence capabilities, creating enhanced solutions for defense, homeland security, and autonomous systems. Both companies will continue to operate independently as publicly traded entities. The transaction remains subject to due diligence, execution of definitive agreements, regulatory approvals, and other customary closing conditions.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing advanced three-dimensional (3D) perception systems and cellular-based applications. Through its wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s 3D perception systems include modules of automatic calibration and dense 3D point cloud that can be applied to different markets such as automotive, defense, autonomous driving, agriculture, heavy industrial equipment and unmanned aerial vehicles (UAVs).

Eye-Net Mobile develops next-generation vehicle-to-everything (V2X) collision prevention solutions and smart automotive systems to enhance road safety and situational awareness for all road users in urban mobility environments. By leveraging cutting-edge artificial intelligence (AI) technology, advanced analytics, and existing cellular networks, Eye-Net’s innovative solution suite delivers real-time pre-collision alerts to all road users via smartphones and other smart devices within vehicles.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on X, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the potential revenue that the Agreement is expected to generate and the timing thereof, the expected number of units forecasted by the Agreement, that the parties target to integrate the joint solution with leading OEM’s and the expected delivery of recurring revenues through software licensing. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the Securities and Exchange Commission (“SEC”) on March 25, 2026, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the content of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com